CUSIP No. 70614W100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

Peloton Interactive, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 par value

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,769,852*
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,769,852*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,769,852*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.0%**

12.	TYPE OF REPORTING PERSON	OO

* As of December 31, 2019. Represents 2,769,852 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock.

** Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,769,852*
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,769,852*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,769,852*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.0%**

12.	TYPE OF REPORTING PERSON	PN

* As of December 31, 2019. Represents 2,769,852 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock, held by Stone Ridge Ventures LLC.

** Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Stone Ridge Holdings Group (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,769,852*
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,769,852*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,769,852*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.0%**

12.	TYPE OF REPORTING PERSON	OO

* As of December 31, 2019. Represents 2,769,852 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock, held by Stone Ridge Ventures LLC.

** Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 70614W100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Ross Stevens

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,769,852*
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,769,852*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,769,852*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.0%**

12.	TYPE OF REPORTING PERSON	IN, HC

* As of December 31, 2019. Represents 2,769,852 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock, held by Stone Ridge Ventures LLC.

** Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 70614W100

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Peloton Interactive, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

125 West 25th Street, 11th floor, New York, NY 10001

ITEM 2(a)	NAME OF PERSON FILING:

Stone Ridge Ventures LLC

Stone Ridge Holdings Group LP

Stone Ridge Holdings Group (GP) LLC

Ross Stevens

The shares reported herein are directly held by Stone Ridge Ventures LLC. Stone Ridge Ventures LLC is wholly owned by Stone Ridge Holdings Group LP. Stone Ridge Holdings Group LP is controlled by Stone Ridge Holdings Group (GP) LLC. Stone Ridge Holdings Group (GP) LLC is controlled by Ross Stevens. The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

For each Reporting Person: c/o Stone Ridge Asset Management, 510 Madison Avenue, 21st Floor, New York, NY 10022

ITEM 2(c)	CITIZENSHIP:

Stone Ridge Ventures LLC: Delaware Stone Ridge Holdings Group LP: Delaware Stone Ridge Holdings Group (GP) LLC: Delaware Ross Stevens: United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.000025 par value

CUSIP No. 70614W100

ITEM 2(e)	CUSIP NUMBER:

70614W100

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 70614W100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

STONE RIDGE VENTURES LLC By: Stone Ridge Holdings Group LP, its Managing Member

/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP LP

/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP (GP) LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager

ROSS STEVENS

/s/ Ross Stevens
Ross Stevens, individually

CUSIP No. 70614W100

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 7, 2020

STONE RIDGE VENTURES LLC By: Stone Ridge Holdings Group LP, its Managing Member

/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP LP

/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner

STONE RIDGE HOLDINGS GROUP (GP) LLC

By:	/s/ Ross Stevens
Name:	Ross Stevens
Title:	Manager

ROSS STEVENS

/s/ Ross Stevens
Ross Stevens, individually